June 14, 2012

VIA EDGAR

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LyondellBasell Industries N.V.

Registration Statement on Form S-4

Registration No. 333-181503

Dear Mr. Ingram:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LyondellBasell Industries N.V., as issuer (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on June 15, 2012, or as soon as practical thereafter.

In addition, the Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Ingram

Securities and Exchange Commission

June 14, 2012

Please feel free to call me at (713) 309-4953 with any questions and thank you for your attention to this matter.

Very truly yours,

LyondellBasell Industries N.V.

/s/ Amanda K. Maki
Amanda K. Maki
Lead Counsel – SEC & Reporting